February 13, 2009
VIA IDEA, UPS and FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Echo Therapeutics, Inc. (the “Company”)
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-23017
Ladies and Gentlemen:
          We are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 4, 2009 to Mr. Harry G. Mitchell, our Chief Financial Officer, relating to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “Annual Report”). The responses set forth below have been organized in the same manner in which the Staff’s comments were organized. References to page numbers in the responses refer to the page numbers in the Annual Report, as indicated.
Form 10-KSB for the Year Ended December 31, 2007
Liquidity and Capital Resources. Page 23
COMMENT 1. [We note your response to prior comment 1 in our letter dated December 9, 2008. Please confirm to us that you will enhance your disclosures about liquidity and capital resources in future filings, similar to your response.]
RESPONSE:
Plan of operation for the next twelve months
In response to the Staff’s comment, we confirm to you that we will enhance our disclosures about liquidity and capital resources in future filings, similar to our response letter to you dated January 4, 2009. However, we intend to minimize duplicative disclosures in Liquidity and Capital Resources to the extent that such information is appropriately and thoroughly disclosed in other sections of each applicable future filing with the Securities and Exchange Commission,
Form 10-KSB for the Year Ended December 31, 2007
Critical Accounting Policies and Estimates, Page 20
•	COMMENT 2. [Please reference your response to prior comment 2 in our letter dated

December 9, 2008 that the amount of purchased research and development is the excess value of the acquisition value over the fair value of identifiable intangible assets and other assets. Please tell us how that complies with paragraph 9 of SFAS 142 which states that the cost of a group of assets acquired in a transaction other than a business combination should be allocated to the individual assets acquired based on their relative fair values. In that regard, it appears that you would calculate the fair value of purchased research and development and then allocate the purchase price of the asset group to all identifiable intangible assets based on their relative fair value. Please advise.]
RESPONSE:
In response to the Staff’s comment, we believe that we have complied with paragraph 9 of SFAS 142. First, we note that paragraph 9 of SFAS 142 states that intangible assets acquired, “either individually or with a group of other assets...shall be initially recognized and measured based on its fair value.” Paragraph 9 of SFAS 142 gives additional guidance for when a group of assets (not limited to intangible assets) are acquired in a group. Specifically, it says that the cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets based on their relative fair values and shall not give rise to goodwill.
As described in our response to prior comment 7, we identified all items acquired from ETI that met the definition of an asset as defined in SFAS Concepts Statement 5. These included the two assets that met the contractual-legal criteria outlined in SFAS 141; the AzoneTS patent and the AzoneTS Drug Master Files. Additionally, we identified two drug concepts that we determined met the recognition requirements in FASB Concepts Statement 5. The fair value of each of these assets was determined individually using the process described in our response to prior comment 7.
Paragraph 9 specifically requires that the cost of a “group of assets” be allocated to the “individual assets” on a relative fair value basis. Since we specifically identified all items acquired from ETI that met the definition of an “asset” and specifically estimated the fair value of each of those assets, we concluded that the fair value of the individual assets identified and the relative fair value of the individual assets identified were the same amounts.
We note the importance of valuing purchased research and development separately in a business combination since goodwill can result in a business combination and goodwill is a residual amount after the allocation of fair value to all other items. However, as noted in our response to prior comment 5, we concluded that ETI did not represent a business and the acquisition of ETI did not meet the definition of a business combination. Paragraph 9 of SFAS 142 makes clear that the acquisition of a group of assets that does not represent a business combination “shall not give rise to goodwill”.
Therefore, we concluded that separately valuing purchased research and development was not required by SFAS 142 since it does not meet the definition of an asset presented in SFAS Concepts Statement 5 and that, in accordance with Paragraph 9 of SFAS 142, we recorded the assets acquired from ETI at their fair value which was the same as their relative fair value.

In future filings, in the Critical Accounting Policies and Estimates section, we will clarify the allocation methodology used and our conclusion that the fair value and relative fair value of the assets acquired were the same.
Form 10-KSB for the Year Ended December 31, 2007
Item 7. Financial Statements
COMMENT 3. [Refer to prior comment 4. It appears that you are in the development stage and, therefore, you should include the disclosures required by SFAS 7. Under paragraphs 8-9 of SFAS 7, a development stage company is one in which principal operations have not commenced or principal operations have generated an insignificant amount of revenue. In addition, we refer to your response to prior comment 5 in our letter dated December 9, 2008, which states that ETI was a development stage company that had not commenced planned principal operations at the time it was acquired. Therefore, it appears that with the acquisition of the assets of ETI, the company has re-entered the development stage. Please tell us your consideration of providing the disclosures required by SFAS 7 in future filings.]
RESPONSE:
In response to the Staff’s comment, we note that Paragraph 8 of SFAS 7 defines an enterprise in the development stage as one that is “establishing a new business” and where one of the two conditions described in your comment 3 above exist. It is our conclusion that the acquisition of certain assets from ETI did not constitute “establishing a new business” as contemplated by SFAS 7.
We determined that Sontra had exited the development stage in 2003 when we began recognizing significant licensing revenue and continued as an operating company with the introduction and marketing of the SonoPrep system in 2004. As described in response to your prior comment 4, the SonoPrep product was our first generation skin permeation technology product. In the third quarter of 2007, when we strategically decided to cease marketing the SonoPrep product, we did not abandon the viable technology, but transferred such technology (and the numerous years of research and development experience) to our current product line which continues to be further developed in the Prelude™ SkinPrep System which is a component of our Symphony™ tCGM System. We continue to actively develop this technology and consider it critical to our medical device business.
With the acquisition of the assets (a non-business combination transaction) of ETI, we added a complementary group of pharmaceutical intangible and other assets to our business. We did not consider these acquired assets to supplant or replace our medical device technologies or business focus in any way. As described in the 10-KSB, we are a medical device and specialty pharmaceutical company.
Therefore, the acquisition of the assets of ETI was the addition of a new product or product line to supplement or compliment our existing products and technologies. The acquisition of ETI did not constitute us “establishing a new business” as described in SFAS 7. We believe this would have required us, at a minimum, to abandon our original medical device business which we have not done and do not intend to do. Further, as noted in our response to prior comment 5, the assets acquired from ETI did not constitute a “business” as defined by EITF 98-3. Given that, we believe it would be inappropriate to conclude that the acquisition of the ETI assets constituted the establishment of a new “business”. Also, the fact that ETI itself was a development stage enterprise prior to our acquisition was not relevant for our consideration of a development stage status since the acquisition of the ETI assets did not meet the requirements of a business combination and did not alter in any way our existing medical device products, business focus or related technologies.
Finally, as noted in our response to prior comment 4, we consider the complete absence of any reference, discussion, guidance or presentation examples regarding an entity re-entering the development stage to be significant. We followed SFAS 7 since the inception of Sontra until its exit from the development stage in 2003, at which point the guidance in SFAS 7 ceases. We would be uncomfortable assuming the absence of guidance to be tacit approval for a specific accounting treatment or financial statement presentation. Further, the possibility of re-entering the development stage presents several practical issues, including the following:
•	What would be considered the “inception” date as contemplated by Paragraphs 11(b) — 11(d) of SFAS 7? Sontra’s original date of inception? The date we acquired the ETI assets? ETI’s original date of inception?

•	If the inception date were defined as the date of the acquisition of the ETI assets, following the presentation guidance in SFAS 7 would require us to present a statement of stockholders’ equity beginning on September 14, 2007. Further, our income statement and statement of cash flows would also be limited to the period from September 14, 2007 to December 31, 2007. This presentation would seem to exclude meaningful information about our operations prior to the acquisition of ETI’s assets.

•	Since we had clearly ceased being a development stage company for a period of time prior to the acquisition of the ETI assets, would the balance sheet show both “accumulated deficit” and “deficit accumulated during the development stage”? Would amounts previously presented as “accumulated deficit” be reclassified to “deficit accumulated during the development stage”?
These and other such issues cause us concern that any development stage financial statement presentation would be confusing, potentially misleading and not reflective of the substance of our principal business activities subsequent to the acquisition of ETI’s assets.

**********
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions with regard to these responses, need further information or would like to discuss any of the matters covered in this letter, please contact Harry G. Mitchell, our Chief Financial Officer, at (508) 530-0311.

Very truly yours,

Echo Therapeutics, Inc.

By:

Name:	Harry G. Mitchell
Title:	Chief Financial Officer
cc:	Mr. Brian Cascio Mr. Martin F. James Ms. Kristin Lochhead

(Securities and Exchange Commission)

Matthew McDonald, Esq.

(Drinker Biddle & Reath LLP)

Dr. Patrick T. Mooney, Chairman and CEO

Mrs. Kimberly Burke, Attorney

(Echo Therapeutics, Inc.)